UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Constellation Energy Group, Inc.
_________________________________________________________________________________
(Name of Issuer)

Common Stock, No Par Value
_________________________________________________________________________________
(Title of Class of Securities)

210371100
________________________________________________________________________________
(CUSIP Number)

Anne Le Lorier
Électricité de France International, S.A.
20, place de la Défense
92050 Paris la Défense Cedex
France
+33 1 40 42 70 32

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2008
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Électricité de France International, S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 16,964,095
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,964,095
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.52%
14.	Type of Reporting Person (see instructions) CO

Item 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 3 to Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation").  The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

EDFI acquired the securities referenced in this report pursuant to (i) an investor agreement, dated July 20, 2007 (the "Investor Agreement"), between EDFI and Constellation, entered into in connection with the joint venture arrangement between EDFI and Constellation with respect to development of nuclear projects in the United States and Canada, and (ii) a series of open-market purchases consummated by EDFI pursuant to an Accelerated Share Purchase Agreement entered into on August 28, 2008 with Citibank N.A.

EDFI evaluated various alternative to the proposed acquisition of Constellation by MidAmerican Energy Holdings Company ("MidAmerican") since the announcement on September 19, 2008 of that transaction.  On December 17, 2008, EDFI, a wholly owned subsidiary of EDF, and EDF Development, Inc. (“EDFD”), a wholly owned subsidiary of EDFI, entered into a definitive agreement (the "Agreement") with Constellation to acquire preferred stock and specified business interests and assets of Constellation, subject to the terms and conditions of the Agreement.  The principal terms of the transaction include (i) the acquisition of a 49.99% ownership interest in the nuclear generation and operation business of Constellation for a purchase price of $4.5 billion, subject to receipt of necessary regulatory approvals and satisfaction of other closing conditions; (ii) the provision of a $1 billion up-front cash investment in Constellation in the form of nonconvertible cumulative preferred stock (the "Preferred"), which will be credited against the purchase price for the nuclear generation and operation business; and (iii) the provision of additional liquidity support through an asset put option pursuant to which Constellation could, at its option, sell to EDFD non-nuclear generation assets of Constellation having an aggregate value of up to $2 billion.  In connection with the transaction, EDF is also providing Constellation with a $600 million interim backstop liquidity facility.  In connection with the acquisition of the Preferred by EDFD, EDFD has the right to appoint an observer to the board of directors of Constellation.  Upon consummation of the acquisition of the 49.99% interest in the nuclear generation and operation business, EDFI will have the right to appoint a director to the board of directors of Constellation.  EDFD expects to close the transaction within six to nine months.

In conjunction with the Agreement, Constellation and MidAmerican have jointly terminated their prior merger agreement.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

    (a) EDFI is the beneficial holder of 16,964,095 shares of Constellation's Common Stock. Based on information contained in Constellation's Schedule 14A filing with the Securities and Exchange Commission, dated November 25, 2008, there were 179,274,673 issued and outstanding shares of Constellation's Common Stock as of November 14, 2008.  On December 17, 2008, Constellation issued 19,897,278 shares of Common Stock to MidAmerican; accordingly, EDFI is the beneficial owner of 8.52% of Constellation's issued and outstanding Common Stock.

(b) Subject to the terms of the Amended and Restated Investor Agreement described in Item 6, EDFI has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule 13D/A.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the Agreement, EDFI and Constellation entered into an Amended and Restated Investor Agreement (amending the Investor Agreement), pursuant to which, upon consummation of the acquisition of the 49.99% interest in the nuclear generation and operation business, EDFI will have the right to appoint a director to the board of directors of Constellation.  In addition, among other changes, EDFI has the right to vote its shares of Constellation stock with respect to certain matters submitted for shareholder approval, including, but not limited to, any business combination of Constellation or sale of all or substantially all of Constellation's assets, any amendment to the articles of incorporation or the bylaws of Constellation or other extraordinary transactions for which shareholder approval is required under the Maryland General Corporation Law.  Also, EDFI will be released from certain of the standstill provisions of the Amended and Restated Investor Agreement upon the occurrence of certain events, and EDFI may freely dispose of its shares of Constellation stock in accordance with Rule 144 of the Securities Act of 1933.

The responses to Items 4 and 6 of this Schedule 13D/A and the documents included as Exhibits 99.1 – 99.6 are incorporated herein in their entirety by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Description
99.1
Amended and Restated Investor Agreement by and between Constellation Energy Group, Inc. and Électricité de France International, S.A. (incorporated by reference to Exhibit 10.7 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

99.2
Master Put Option and Membership Interest Purchase Agreement, by and among Constellation Energy Group, Inc., EDF Development, Inc., Électricité de France International, S.A. and Constellation Energy Nuclear Group, LLC (incorporated by reference to Exhibit 2.1 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

99.3
Stock Purchase Agreement by and among Constellation Energy Group, Inc., EDF Development, Inc. and Électricité de France International, S.A. (incorporated by reference to Exhibit 10.2 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

99.4
Investor Rights Agreement by and between Constellation Energy Group, Inc. and EDF Development, Inc. (incorporated by reference to Exhibit 10.3 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

99.5
Payment Guaranty made by Électricité de France SA in favor of Constellation Energy Group, Inc. (incorporated by reference to Exhibit 10.4 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

99.6
Joint Press Release of Constellation Energy Group, Inc. and Électricité de France SA, dated December 17, 2008 (incorporated by reference to Exhibit 99.2 of Constellation's current report on Form 8-K filed on December 17, 2008 (SEC File No. 001-12869)).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: December 18, 2008
ÉLECTRICITÉ DE FRANCE INTERNATIONAL, S.A. /s/ Anne Le Lorier ________________________________ Name: Anne Le Lorier Title: DIRECTEUR GÉNÉRAL ADJOINT CORPORATE FINANCE – TRÉSORERIE EXECUTIVE DIRECTOR